Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and the related Prospectus of Inergy, L.P. and Inergy Finance Corp. for the registration of $600,000,000 of 7% Senior Notes due 2018 and to the incorporation by reference therein of our reports dated November 29, 2010, with respect to the consolidated financial statements of Inergy, L.P. and Subsidiaries, and the effectiveness of internal control over financial reporting of Inergy, L.P. and Subsidiaries, included in Inergy, L.P. and Subsidiaries’ Current Report (Form 8-K), filed with the Securities and Exchange Commission on November 29, 2010.

/s/ Ernst & Young LLP

Kansas City, Missouri

February 11, 2011